Mail Stop 20549-3561

May 7, 2009

<u>via U.S. mail and facsimile</u>

Paul D. Thompson, President
Mexus Gold US
P.O. Box 235472
Encinatas CA 92024

RE: **Mexus Gold US (formerly Action Fashions, Ltd.)**
        Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12,
        2010
        File No.: 0-52413

Dear Mr. Thompson:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009, as amended on January 12, 2010 and February 26, 2010

1. While we note very general references to operations, clients and revenues, we do not see specific disclosure relating to your new business, mining operations. Therefore, we reissue comment one from our letter dated April 2, 2010. We note that you have checked the box indicating that you are not a shell company as defined by Rule 12b-2. However, in light of the fact that the revenues and inventory relate to the predecessor business and that there appear to be no revenues and minimal assets relating to the mining business, and given the developmental stage of the company in the mining business with no operating history in the mining business, please explain why you are not a shell company. In addition, please explain the ability of the company to file a Form S-8.

2. It appears from the option agreement with Mexus Gold Mining SA, included as Exhibit 10.4 in your Form 10-Q/A filed January 12, 2010, that you controlled Mexus Gold Mining SA. Please tell us how you accounted for the acquisition of Mexus Gold Mining SA. In this regard, tell us whether you considered the acquisition to be a combination of entities under common control for which you will combine as though the combination occurred at the beginning of the period presented pursuant to FASB ASC 805-50-45.

Form 8-K filed February 18, 2010

3. We note that you issued 20 million shares to acquire Mexus Gold Mining SA on February 11, 2010. Please tell us whether the properties held by Mexus Gold Mining SA at the date of acquisition were in the exploration stage, development stage, or production stage as defined in paragraph (a)(4) of Exchange Act Industry Guide 7, Description of Property by Issuers Engaged or to Be Engaged In Significant Mining Operations. To the extent any of properties acquired in your acquisition of Mexus Gold Mining SA were *not* in the exploration stage, confirm to us that you will amend your Form 8-K filed February 18, 2010 immediately, to provide audited financial statements of Mexus Gold Mining SA pursuant to Item 9.01(a) of Form 8-K and pro forma financial statements pursuant to Item 9.01(b) of Form 8-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Paul D. Thompson, President
Mexus Gold US
May 7, 2010
Page 3

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Phillip Koehnke, Esq.
	Via facsimile to (858) 229-8116